PRO FORMA FINANCIAL INFORMATION FOR EBOOKERS PLC FOR THE YEAR
ENDED DECEMBER 31, 2003

The following unaudited pro forma condensed consolidated financial information has been prepared to reflect the following transactions as if they had taken place on January 1, 2003:

i)	the acquisition of Travelbag Holdings Limited ("Travelbag") by ebookers plc ("the Company" or "ebookers"); and

ii)	the draw down of a loan facility and the placement of ordinary shares in the Company, which were used to finance the acquisition.

On January 21, 2003, the Company agreed and announced the decision to acquire the entire share capital of Travelbag for consideration of £52.9 million, including acquisition costs of £0.3 million. This acquisition was completed on February 7, 2003. The consideration of £52.9 million consisted of cash of £37.8 million, deferred cash consideration of £3.0 million and the issuance of 3,537,134 ordinary shares with an aggregate value of £12.3 million. The deferred cash consideration was paid on February 7, 2004. The cash consideration of £37.7 million was financed by the draw down of a loan facility of £15.0 million and the placement of 8,840,579 ordinary shares in the Company. The £3.0 million of deferred cash consideration was discounted to £2.8 million at the acquisition date as the amount was payable one year from the acquisition date. Contingent consideration of cash of £2.0 million may also be paid in connection with this acquisition. This consideration is contingent on whether ebookers is able to realize the tax benefits associated with certain bonus payments to Travelbag executives prior to the acquisition. If this contingency occurs, the amount paid will be recorded as an additional cost of acquisition and will result in additional assets being recognized.

The unaudited pro forma condensed consolidated statement of operations of ebookers for the year ended December 31, 2003 includes the audited historical statement of operations of ebookers for the year ended December 31, 2003. These results have been adjusted to include the unaudited historical statement of operations of Travelbag for the period from January 1, 2003 to February 6, 2003.

The pro forma financial information should be read in conjunction with the historical consolidated financial statements of ebookers, which are included in its Annual Report on Form 20-F, and the historical consolidated financial statements of Travelbag, which have been filed as exhibits two and three to this Form 6-K. There are no adjustments in the accompanying unaudited pro forma financial information to reflect synergies, costs savings and restructuring costs that may arise as a consequence of the Travelbag acquisition.

The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the acquisition had taken place on January 1, 2003, nor is it necessarily indicative of future operating results. The pro forma adjustments reflected in the accompanying unaudited pro forma financial information reflect estimates and assumptions made by ebookers' management that it believes to be reasonable.

The consolidated financial statements of ebookers and Travelbag are presented in pounds sterling. In addition, the consolidated financial statements as of and for the year ended December 31, 2003 are also presented in US dollars. These U.S dollar amounts are presented solely for the convenience of the reader at the rate of £1.00 = $1.7842, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. No representation is made that the amounts shown could have been or could be converted into US dollars at that or any other rate.

EBOOKERS PLC
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003

	£'000 Historical Ebookers	£'000 Historical Travelbag	£'000 Pro forma adjustments		£'000 Pro forma	$'000 Pro forma
	Year ended December 31, 2003	Period from January 1, 2003 to February 6, 2003(1)			Year ended December 31, 2003	Year ended December 31, 2003
Revenue	66,485	3,347	—		69,832	124,594
Operating expenses:
Marketing and sales	34,937	1,710	—		36,647	65,386
General and administrative	32,245	7,986	(10,845	) (2)	29,386	52,431
Depreciation	4,310	223	(70	) (3)	4,463	7,963
Product technology and development	4,766	182	—		4,948	8,828
Total operating expenses	76,258	10,101	(10,915)		75,444	134,608
Operating (loss)/profit	(9,773)	(6,754)	10,915		(5,612)	(10,014)
Other income
Interest income	1,496	87	—		1,583	2,825
Other	2,840	—	—		2,840	5,067
	4,336	87	—		4,423	7,892
Other expense
Interest expense	(1,113)	—	50	(4)	(1,063)	(1,897)
Other	(258)	—	—		(258)	(460)
	(1,371)	—	50		(1,321)	(2,357)
(Loss)/profit before income taxes	(6,808)	(6,667)	10,965		(2,510)	(4,479)
Income tax (charge)/benefit	(126)	1,886	(2,029	) (5)	(269)	(479)
(Loss)/profit before minority interest	(6,934)	(4,781)	8,936		(2,779)	(4,958)
Minority interest in profit/loss on consolidated subsidiary	8	—	—		8	14
Net (loss)/profit from continuing operations	(6,926)	(4,781)	8,936		(2,771)	(4,944)
Net (loss)/profit per share - basic and diluted	£(0.11)	N/A	£7.12		£(0.04)	$(0.08)
Basic and diluted weighted average number of shares '000	62,625	N/A	1,255	(6)	63,880	63,880

(1)	The unaudited consolidated statement of operations for Travelbag for the period from January 1, 2003 to February 6, 2003 has been extracted from the management accounts prepared in accordance with UK GAAP, which has then been reconciled to US GAAP.

(2)	The pro forma adjustment to general and administrative expenses represents:

(a)	Bonuses of £6,765,000 that were paid to Travelbag management on the acquisition by ebookers. These bonuses were based on clauses included as part of Travelbag management's employment agreements, and have been excluded from the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2003 because they are material non-recurring charges which resulted directly from the transaction;

(b)	The issuance of 12,377,713 ordinary shares in connection with the acquisition of Travelbag directly resulted in the issuance of 1,117,688 share options to certain directors for no consideration under the terms of previously agreed share option grants. This option issuance resulted in compensation expense of £4,064,000 being recorded in the consolidated statements of operations of ebookers during the year ended December 31, 2003. As this material non-recurring expense directly relates to the transaction, it has been excluded from the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2003; and

(c)	the reversal of the amortization charged on the Bridge The World brand within the results of Travelbag for the period from January 1, 2003 to February 6, 2003 of £16,000, as ebookers have assigned an indefinite useful economic life to the Bridge The World brand on acquisition of Travelbag.

(3)	The pro forma adjustment to depreciation represents a decrease in the depreciation expense that would have been recorded during the year ended December 31, 2003 as a result of the allocation of fair values to Travelbag's tangible fixed assets. This adjustment is computed as follows:

	Fair value assigned at date of acquisition	Useful life (i)	Depreciation charge for the period from January 1, 2003 to February 6, 2003
	£'000	(years)	£'000
Freehold Property	3,902	49	7
Leasehold Improvements	826	2	35
Furniture, Fittings and office equipment	515	3	15
Computer and communications equipment	2,311	2	96
	7,554		153
Less: depreciation charge reflected in historical Travelbag financial statements for the period from January 1, 2003 to February 6, 2003			(223)

Pro forma adjustment			(70)

(i)	The useful life represents ebookers' estimated remaining useful economic life.

(4)	The pro forma adjustment to interest represents:

(a)	interest expense of £92,000 that would have been recorded during the period from January 1, 2003 to February 6, 2003 on the draw down of a loan facility of £15 million to partially fund the acquisition of Travelbag. The loan facility bears interest at a variable rate of LIBOR plus 2.25 percent. Interest has been calculated at the prevailing rate at December 31, 2003 on the £15 million loan drawn down of 6.25 percent;

(b)	interest expense of £20,000 that would have been recorded to amortize finance costs incurred on the loan drawn down to fund the acquisition, using the effective interest method, for the period from January 1, 2003 to February 6, 2003; and

(c)	interest expense of £162,000 that has been recorded in the period from the date of acquisition of Travelbag to December 31, 2003 in accreting the discount on the deferred consideration of £3,000,000 has been reversed as this interest expense is considered to be a material non-recurring charge which resulted directly from the transaction.

(5)	Except for the bonuses paid to Travelbag management described in Note 2(a) for which a deferred tax asset had been recorded in the historical Travelbag results, no tax effect has been recorded on the pro forma adjustments. This is due to the fact that on a pro forma basis, the Group is in a net loss position and has recorded a full valuation allowance against its net deferred tax assets.

(6)	The pro forma adjustment reflects the weighted average effect of the issuance of 12,377,713 shares related to the acquisition, not otherwise included in the historical ebookers basic net loss per share calculation for the year ended December 31, 2003.